

Mail Stop 3561

May 27, 2010

Mr. Anthony J. Renteria
President and Chief Executive Officer
NorAm Capital Holdings, Inc.
15303 North Dallas Parkway, Suite 1030
Addison, Texas 75001

> **Re: NorAm Capital Holdings, Inc.**
> **Form 10-K for the Fiscal Year September 30, 2009**
> **Filed December 29, 2009**
> **Form 10-Q for the Quarterly Period Ended December 31, 2009**
> **Filed February 16, 2010**
> **File No. 0-02661**

Dear Mr. Renteria:

        We have devoted additional resources to your filings and have the following additional comment. We have limited our review of your filing to those issues we have addressed in our comment. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2009

Financial Statements, page F-1

Notes to Consolidated financial Statements, page F-6

B. Summary of Significant Accounting Policies, page F-6

Revenue Recognition, page F-7

1.   We note that your debt portfolio liquidation revenue represents amounts received from reselling a portfolio of debt to another debt buyer. We also note that portfolio liquidation revenue comes from two types of transactions: (a) purchase and immediate resale of debt prior to any collection activity, or (b) the resale of

remaining uncollected accounts balances in a portfolio which you own. Please answer the following:

- Please tell us the amount of your debt portfolio liquidation revenues that represents the purchase and immediate resale transactions and what amount represents the resale of remaining uncollected accounts in portfolios owned by you.

- Please provide us with a representative example for each of the two types of debt portfolio liquidation revenue transactions. In doing so, include a narrative description of the transaction from inception to conclusion, including the accounting at each point in the transaction. Please support your basis for the accounting employed. You may want to include accounting journal entries to facilitate your explanation.

- Please tell us how you considered ASC 860 (formerly SFAS 140) in accounting for your debt portfolio liquidation revenues. Please ensure you explain how you considered whether you are within the scope of ASC 860 and the reasons for your conclusion and accounting.

- We may have further substantive comment.

*   *   *   *   *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of your disclosure to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have any questions regarding these comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

Jennifer Thompson
Branch Chief